JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

December 13, 2007

Mr. Jorge Bonilla, Senior Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Diversified Restaurants, Inc. – Registration Statement on Form SB-2 (File No. 333-145316) [JH&M File No. 3570.05]

Dear Mr. Bonilla:

This firm represents Diversified Restaurants, Inc., which filed a Form SB-2 Registration Statement on August 10, 2007.  Your office provided comments to the filing by your letter dated September 6, 2007, we responded to that letter by filing amendment number 1 to the registration statements on October 22, 2007.  Subsequently, you provided additional comments to us by your letter dated November 5, 2007 (the "Comment Letter").  In your Comment Letter you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your original comment letter and which provides any supplemental information requested.  At this time, we are submitting on behalf of the Registrant Amendment No. 2 to the Registration Statement on Form SB-2 and we are also forwarding a redline copy of the Registration Statement, which highlights changes from the original filing.  In that regard, please be advised that we have changed the offering price of the shares from $5.00 per share to $5.25 per share and we have reduced the number of shares being offered from a maximum of 500,000 shares to a maximum of 140,000 shares and a minimum of 28,000 shares.  The net effect is to reduce the maximum offering amount to $735,000 and the minimum offering amount will be reduced to $147,000.  This change was made for business purposes and to allow management to complete the offering as soon as possible.

The purpose of this letter is to facilitate your review by providing responses to your Comment Letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Management Discussion and Analysis of Financial Conditions and Results of Operations, Page   12

Liquidity, Page 14

1.

The Company has no established lines of credit with any lender at this time.  It does, however, have bridge loans and construction loans used for the development of its new

Mr. Jorge Bonilla

December 13, 2007

restaurants.  The disclosure under the heading "Restaurants Newly Opened and Under Development" has been revised to specify the source of funds being used to fund the Company's current expansion efforts.

Exercise of Option to Purchase, Page 14

2.

AMC Group, Inc., a wholly owned subsidiary of the Company, currently earns management and advertising fees from the existing restaurants, which are subject to the purchase option.  We anticipate that these management agreements will stay in place after the exercise of the option and the associated fees will continue to be collected.  In preparing our consolidated future financial statements, such management and advertising fees will be eliminated against the related expense of the (acquired) restaurant, which we anticipate to be held by a wholly owned subsidiary of the Company.  As noted in our previous response, the Company's consolidated balance sheet, income statement and statement of cash flows will change substantially if and when all or some of the purchase options are exercised.  A discussion of those anticipated changes is now included in the MD&A Section under the heading "Exercise of Options to Purchase" on page 14.

Accounts Receivable – Related Party, Page 39

3.

The following accounts and related balances appeared in the Registrant's consolidated trial balance for the period ended April 30, 2007:

125.3	AR – Diversified Restaurant	26,906.00	A
125.4	Accounts Receivable – Grand Blanc	6,205.00	B
125.5	Accounts Receivable – Petoskey	254,673.00	B
	Accounts Receivable – Berkely		B
125.6	Burgers	36,131.00
125.7	AR – AMC Grand Blanc	40,100.00	B

As you can see, the accounts are titled "Accounts Receivable" or "AR".  You will also note that they are from "Grand Blanc"; "Petoskey"; and "Berkely Burgers."  As discussed in Note 1 to the April 30 interim financial statements under "Nature of Business" (paragraph number 3), AMC-Grand Blanc, Inc.; AMC-Petoskey, Inc.; and Berkley Burgers, Inc are all wholly owned subsidiaries of DRH.  IN fact, the amounts shown for those entities represented construction costs not accounts receivables (new Buffalo Wild Wings restaurant for AMC-Grand Blanc and Petoskey and the first Bagger Dave's for Berkley Burgers).  Unfortunately, these items were erroneously grouped as accounts receivable due to the titles of the trial balance accounts.  The corrected classification in the April 30, 2007 interim balance sheet is as follows:

Sum of A – Accounts Receivable Related Party	$ 26,906
Sum of B – Construction in Process	$ 337,109

Mr. Jorge Bonilla

December 13, 2007

Related Party Transaction, Page 41

4.

Paragraph 13 of FIN 45 lists the following disclosure requirements:

a.

The nature of the guarantee, including the approximate term of the guarantee.

b.

The maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee.

c.

The current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee.

d.

The nature of (1) any recourse provisions that would enable the guarantor to recover from third parties any of the amounts paid under the guarantee and (2) any assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, the guarantor can obtain and liquidate to recover all or a portion of the amounts paid under the guarantee.

We have amended Note 2 to the July 31, 2007 financial statements, and believe the revised wording now fully incorporates the above requirements of FIN 45.  That revised wording is as follows: AMC, is a guarantor of debt of a company related through common ownership. Under the terms of the guarantee, AMC's maximum liability is equal to the unpaid principal and any unpaid interest. There are currently no separate agreements that provide recourse for AMC to recover any amounts from third parties, should AMC be required to pay any amounts under the guarantee, and there are no assets held either as collateral or by third parties, that, under the guarantee, AMC could liquidate to recover all or a portion of any amounts required to be paid under the guarantee. The approximate current carrying amount of the underlying debt obligation of the related entity is $720,000 at July 31, 2007, and AMC's guarantee extends for the life of the debt agreement, which is approximately seven years.

Note 5 – Capital Stock (Including Warrant), Page 42

5.

The Company granted 150,000 stock options to the directors of the Company on July 30, 2007.  These stock options vest at 50,000 shares per year for a three year period.  Vested shares may be exercised beginning one year from the grant date for a price of $2.50 per share, and the options expire six years from the grant date.  Paragraph A18 of SFAS 123R states that if an observable market price is not available an entity shall estimate the fair value of that instrument using a valuation technique or model that meets the requirements in paragraph A8 of 123R and takes into account, at a minimum:

Mr. Jorge Bonilla

December 13, 2007

The exercise price of the option.

a.

The expected term of the option,

b.

The current price of the underlying share.

c.

The expected volatility of the price of the underlying share for the expected term of the option.

d.

The expected dividends on the underlying share for the expected term of the option (except as provided in paragraphs A36 and A37).

e.

The risk-free interest rate(s) for the expected term of the option.

The fair value of the options was calculated using the "FIN Tools" Black-Scholes model software.  The exercise price and expected term of the options are stated above.  The current price used was the offering price.  The volatility was calculated using historical data for the three years prior to the grant date for the Dow Jones Restaurant Index (DJUSRU) at 51.19%.  The Registrant does not expect to declare any dividends during the term of the options and the risk-free interest rate used was that of the three year Treasury Bill rate of approximately 5%.  This calculation returned a fair value of $3.5628 per she or $534,420 for all 150,000 options.  Paragraph 19 of SFAS 123R states that no compensation cost is recognized for instruments for which the requisite service is not rendered.  In this case, for the most recent interim period for which financial information is presented (July 31, 2007), a maximum of one day of vesting would have occurred resulting in maximum compensation costs of approximately $488.  We considered such amount to be immaterial for recording in this interim period and accordingly did not record any compensation cost relative to these options in the July 31, 2007 interim financial statements.  We will continue to evaluate the requirements of SFAS No. 123R and will record compensation costs in future periods as may be required.

Consolidated Financial Statements for the period ended December 31, 2006 and 2005 Principals of Consolidation, Page 47

6.

While we agree that FTB 85-5 should he considered in evaluating this transaction, we still believe the original accounting for such transaction is correct for the following reason.

Statement of Financial Accounting Standards No. 141, paragraph 6 states the following:

Exchange transactions in which the consideration given is cash are measured by the amount of cash paid.  However, if the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

In applying purchase accounting to the transaction, whether to the entire transaction or to the minority interests only as contemplated by the comment, we believe that the fair

Mr. Jorge Bonilla

December 13, 2007

value of the net assets acquired (approximately $180,000) is more clearly evident, and thus more reliably measured, than the fair value of the equity interest (common stock) issued.

In making this determination, we considered the nature of the net assets acquired (cash, trade receivables, office equipment, trade payables and accrued expenses), the nature of the acquired business (historical profitability, nature of income source, etc.) as well as the availability  of market data for valuing the Registrants common stock.  Our principal consideration, however, is that there is not yet an established market value for the Registrant's common stock, and any value assigned to the stock in order to value this transaction would be highly subjective.  In theory, we could assign a value to the stock anywhere from its stated value ($.001 per share) to the offering price of $5.25 per share.  Obviously, significantly different results would be obtained if we used $5.25 per share (indicating the approximately 2 million shares issued for AMC, LLC's minority interests are worth approximately $10 million).  There is absolutely no evidence that goodwill or any other intangible assets exist to support such a valuation.  Alternatively, if we used $1.00 per share, which was the amount paid by the private placement stockholders, a transaction value of approximately $2 million is suggested.  Again, we can find no objective evidence to suggest that intangible assets beyond the net book value stated above exists in such an amount.

Based on the above, we believe that paragraph 6 of SFAS No. 141 is the overriding factor relating to valuation of the minority interests acquired, and that in applying paragraph 6, the highly subjective nature of assigning a value to the Registrant's stock other than through an established market requires us to use the value of the net assets received, which are clearly and accurately established by the historical cost basis of AMC's, LLC's net assets, as discussed above.

Date of Interim Financial Statements

7.

The Staff of the Commission asked us by phone to explain why were not using calendar quarters for the included interim financial statements.  The answer to that question is as follows:  We initially chose the date of our interim financial statements in order to provide statements of the most recent date possible, in order to avoid the necessity of revising the statements during the review process.  To our knowledge, there is no statute or rule that requires interim financial statements to be based on fiscal quarters.  In fact we have made numerous filings in the past which contained financial statements that were not based on a fiscal quarter.  Please note that we intend to begin preparing our financial statements using a calendar quarter, beginning with the quarter and nine month period ended September 30, 2007.  If we are required to provide updated interim financial statements with this SB-2 filing, we will use the September 30 date and continue using quarterly dates thereafter as applicable and appropriate.

Mr. Jorge Bonilla

December 13, 2007

We trust these comments are helpful in facilitating your review of the amended Registration Statement and we appreciate your responsiveness to our filing.  If you should have any questions on these responses or if you need clarification of the issues discussed in this letter, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

T. Michael Ansley